SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13E-3
(RULE 13e-100)
Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 Thereunder

Rule 13e-3 Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 3 — Final Amendment)

TREATY OAK BANCORP, INC.

(Name of Issuer)

TREATY OAK BANCORP, INC.

(Name of Person(s) Filing Statement)

Common Stock	89464P106
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Jeffrey L. Nash

President and Chief Executive Officer

101 Westlake Drive

Austin, Texas  78746

(512) 617-3600

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on behalf of Person(s) Filing Statement)

With copies to:

Michael F. Meskill

Jackson Walker L.L.P.

100 Congress Avenue, Suite 1100

Austin, Texas  78701

(512) 236-2000

(512) 391-2180 (facsimile)

This Statement is filed in connection with (check the appropriate box):

a. ☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. ☐	The filing of a registration statement under the Securities Act of 1933.
c. ☐	A tender offer.
d. ☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee
TRANSACTION VALUATION (1)	AMOUNT OF FILING FEE (1)
$3,275,701	$656.00

(1)

Calculated solely for the purpose of determining the filing fee, which was based upon the option price of $11.00 per share (whereby the Company would purchase Series A Preferred Stock at $11.00 per share) multiplied by the estimated number of shares of common stock held by holders of record of fewer than 2,500 shares as of September 30, 2007, which shares would be converted to Series A Preferred Shares and would be subject to exercise of the option as a result of the Reclassification (297,791 shares).

☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $656.00	Filing Party: Treaty Oak Bancorp, Inc.
Form or Registration No.: Schedule 13E-3	Date Filed: November 15, 2007

RULE 13E-3 TRANSACTION STATEMENT

This Amendment No. 3 to Schedule 13E-3 is filed by Treaty Oak Bancorp, Inc. (the “Company”) pursuant to Rule 13e-3(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a final amendment to report the results of the Company’s reclassification of all outstanding shares of Company common stock held by record shareholders owning less than 2,500 shares to a new class of Series A Preferred Stock of the Company (the “Reclassification”).

At the Company’s 2008 Annual Meeting of Shareholders held on February 25, 2008 (the “Annual Meeting”), Company shareholders holding shares of Company common stock representing at least two-thirds of the outstanding shares of Company common stock approved the Reclassification.  On February 26, 2008, the Company filed an Amendment to its Articles of Incorporation with the Texas Secretary of State to effect the Reclassification.  The Reclassification became effective at 11:59 p.m. on February 26, 2008.  For a period of thirty days following the effective time of the Reclassification, those shareholders holding shares of Series A Preferred Stock as a result of the Reclassification are entitled to sell such shares to the Company at $11.00 a share.  The Reclassification did not change the shares of any record shareholder who owns 2,500 or more shares of Company common stock as of the effective time of the Reclassification.  Such record shareholders continue to own their shares of Company common stock after the Reclassification.

The Reclassification has reduced the number of record shareholders of the Company’s common stock to less than 300, enabling the Company to terminate the registration of its common stock under the Exchange Act and suspend its reporting obligations under Section 15(d) of the Exchange Act.  Concurrently with the filing of this Amendment No. 3 to Schedule 13E-3, the Company is filing with the Securities and Exchange Commission a Form 15 to terminate its reporting obligations under Sections 12(g) and 15(d) of the Exchange Act.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TREATY OAK BANCORP, INC.

Date: February 27, 2008	By:	/s/ Jeffrey L. Nash
Jeffrey L. Nash
President and Chief Executive Officer